UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 25 January 2016
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes No X

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” and/or “the Company”)
Harmony guides third consecutive quarter of increased production
Harmony Gold Mining Company Limited (‘Harmony’ or ‘the
Company’) is pleased to advise that it continued to increase its gold production for a third consecutive quarter.
Underground grade was up close to 7% and overall gold
production was 2% higher quarter on quarter.
Newly appointed chief executive officer, Peter Steenkamp,
commented: “The production teams kept their momentum, with
the majority of the operations delivering both higher
kilograms and higher grades. Combined with the current
higher R/kg gold prices, the past quarter has been very
rewarding for Harmony”.
Harmony’s results for the second quarter FY16 and six months ended 31 December 2015 will be released at a live
presentation, via webcast and a conference call on Thursday,
4 February 2015 in Johannesburg. Please refer to
https://www.harmony.co.za/investors to obtain dial-in details for the event.
For more details contact:
Henrika Ninham
Investor Relations Manager
On +27 (0)82 759 1775
Marian van der Walt
Executive: Corporate and Investor Relations
+27(0) 82 888 1242
Johannesburg, South Africa
25 January 2016
Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

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Issued by Harmony Gold
Mining Company Limited

For more details contact:

Henrika Ninham
Investor Relations Manager
+27(0) 82 759 1775

Marian van der Walt
Executive: Corporate and Investor
Relations
+27(0) 82 888 1242

Corporate office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000

Listing codes:
JSE: HAR
NYSE: HMY

ISIN no:
ZAE000015228

Registration no: 1950/038232/06
Harmony Gold Mining Company Limited
(Harmony), a world-class gold mining
and exploration company, has
operations and assets in South Africa
and Papua New Guinea. Harmony,
which has more than 60 years’
experience in the industry, is the third
largest gold producer in South Africa.
Our assets include 9 underground
mines and 1 open pit operation and
several surface sources in South Africa.
Our assets in PNG – an open pit mine
(Hidden Valley), as well as the
significant Golpu project – are held in a
joint venture. We also own several
exploration tenements, in Papua New
Guinea.

The company’s primary stock exchange
listing is on the JSE with a secondary
listing on the New York Stock
Exchange. The bulk of our shareholders
are in South Africa and the United
States. Additional information on the
company is available on the corporate
website, www.harmony.co.za.
Harmony guides third consecutive quarter of increased production
Johannesburg: Monday, 25 January 2016
. Harmony Gold Mining Company Limited
(‘Harmony’ or ‘the Company’) is pleased to advise that it continued to increase its gold production for a third consecutive quarter. Underground grade was up close to 7% and overall gold production was 2% higher quarter on quarter.
Newly appointed chief executive officer, Peter Steenkamp, commented: “The production teams kept their momentum, with the majority of the operations delivering both higher kilograms and higher grades. Combined with the current higher R/kg gold prices, the past quarter has been very rewarding for Harmony”.
Harmony’s results for the second quarter FY16 and six months ended 31 December 2015 will be released at a live presentation, via webcast and a conference call on Thursday, 4 February
2015 in Johannesburg. Please refer to https://www.harmony.co.za/investors to obtain dial-in details for the event.
ends.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: January 25, 2016
Harmony Gold Mining Company Limited
By: /s/Frank Abbott
Name:Frank Abbott
Title: Financial Director